UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Protection One, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

743663403
(CUSIP Number)

Robert Burns, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY  10022
(212) 554-1700

Copy to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743663403
1.		Names of Reporting Persons. Monarch Alternative Capital LP
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0.0%
14.		Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Monarch Debt Recovery Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. Monarch Opportunities Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. Monarch Capital Master Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Monarch Master Funding Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D, filed by Monarch Alternative Capital LP (“MAC”), Monarch Master Funding Ltd (“MMFL”), Monarch Capital Master Partners LP (“MCP”) and, as successors to MMFL’s investment in POI (as defined below), Monarch Debt Recovery Master Fund Ltd (“MDRMF”) and Monarch Opportunities Master Fund Ltd (“MOMF” and, together with MAC, MMFL, MCP and MDRMF, the “Monarch Entities”), supplements and amends the Schedule 13D of MAC and MMFL originally filed on May 6, 2008 and amended pursuant to Amendment No. 1 to Schedule 13D filed on April 27, 2010 with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Protection One, Inc. (“POI”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 4.  Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 4, 2010, MAC tendered all shares of Common Stock owned by it, and caused to be tendered all shares of Common Stock owned by entities whose investments it manages, pursuant to the Offer at a price of $15.50 per share of Common Stock.  On June 4, 2010 Acquisition Sub announced that the conditions to the Offer were satisfied, and the shares of Common Stock tendered in the Offer were accepted for payment by Acquisition Sub.  Following this transaction, none of the Monarch Entities beneficially own 5% or more of the outstanding Common Stock of POI, and accordingly, this statement on Schedule 13D is hereby terminated and this Amendment No. 2 constitutes the final amendment thereto.

Item 5.  Interest in Securities of the Issuer

The response set forth in Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                 As a result of the consummation of the Offer, the Monarch Entities no longer beneficially own any Common Stock.

The response set forth in Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)      As a result of the consummation of the Offer, the Monarch Entities no longer beneficially own any Common Stock.  As such, the Monarch Entities no longer have any voting or dispositive power over any Common Stock.

The response set forth in Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) None of the Reporting Persons has engaged in any transactions during the past 60 days in any shares of Common Stock, except as described in this Schedule 13D.

The response set forth in Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(e) As disclosed in Amendment No. 1, 5,333,333 shares of Common Stock formerly owned by MMFL were previously registered directly in the name of its shareholders MDRMF and MOMF.  As a result of such direct registration, MMFL ceased to beneficially own any shares of Common Stock of POI at such time.

As a result of the consummation of the Offer, the Monarch Entities ceased to beneficially own 5% or more of the outstanding Common Stock of POI (other than MMFL, which ceased to beneficially own any Common Stock as set forth in the previous paragraph), and accordingly, this statement on Schedule 13D is hereby terminated and this Amendment No. 2 constitutes the final amendment thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONARCH ALTERNATIVE CAPITAL LP

By:  MDRA GP LP, its general partner

By:  Monarch GP LLC, its general partner

By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member

MONARCH DEBT RECOVERY MASTER FUND LTD

By: Monarch Alternative Capital LP, its investment manager

By: /s/ Michael Weinstock Name: Michael Weinstock Title: Managing Principal

MONARCH OPPORTUNITIES MASTER FUND LTD

By: Monarch Alternative Capital LP, its investment manager

By: /s/ Michael Weinstock Name: Michael Weinstock Title: Managing Principal

MONARCH CAPITAL MASTER PARTNERS LP

By: Monarch Alternative Capital GP LLC, its general partner

By: /s/ Michael Weinstock Name: Michael Weinstock Title: Managing Principal

MONARCH MASTER FUNDING LTD
By: Monarch Alternative Capital LP, its investment manager

By: /s/ Michael Weinstock
Name: Michael Weinstock
Title: Managing Principal